Gateway Garage Partners LLC

6 West 20th Street, 5th Floor

New York, New York 10011

VIA EDGAR

February 10, 2021

Ms. Stacie Gorman

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Gateway Garage Partners LLC (the “Company”)
Offering Statement on Form 1-A (the “Offering Statement”)
File No. 024-11344

Dear Ms. Gorman:

We filed the above-referenced Offering Statement on January 27, 2021. Pursuant to Rule 461 under the Securities Act of 1933, as amended, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified as of 4:00 p.m. Eastern Time on February 12, 2021 or as soon thereafter as is reasonably practicable.

We acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Ken Betts, the Company’s counsel at Winston & Strawn LLP, at (214) 453-6435. The Company authorizes Ken Betts of Winston & Strawn LLP to orally modify or withdraw this request for qualification.

GATEWAY GARAGE PARTNERS LLC

By:	/s/ Charles J. Follini
	Name:	Charles J. Follini
	Title:	President

cc:	Kenneth L. Betts, Esq.